

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Leonard Liptak
Chief Executive Officer
ProSomnus, Inc.
5675 Gibraltar Drive
Pleasanton, CA 94588

> **Re: ProSomnus, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 28, 2023**
> **File No. 333-275241**

Dear Leonard Liptak:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2023, letter.

Amendment No. 1 to Registration Statement on Form S-1 filed November 28, 2023

Exhibits

1. We note the opinion in the legal opinion filed as Exhibit 5.1 that states "[t]he Warrant Shares have been duly authorized and, when the Warrant Shares are issued upon exercise of the Transaction Warrants pursuant to the terms of the Transaction Warrants, will be validly issued, fully paid and nonassessable." We also note your disclosure on the cover page that states "the Transaction Warrants are subject to the approval of our stockholder..." Please advise how your legal opinion can comply with Staff Legal Bulletin No. 19 if the shares underlying the Transaction Warrants are not yet exercisable by their terms until stockholder approval is received.

Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Andrew Hoffman, Esq.